Exhibit 21.1
LIST OF SUBSIDIARIES OF THE TALBOTS, INC.

Name of subsidiary	Organized under the laws of

Talbots Classics, Inc.	Delaware

The Talbots Group, Limited Partnership	Massachusetts

J. Jill, GP	Massachusetts

J. Jill, LLC	New Hampshire

Talbots Import, LLC	Delaware

Birch Pond Realty Corporation	Delaware

Talbots International Retailing Limited, Inc.	Delaware

Talbots Classics Finance Company, Inc.	Delaware

Talbots Classics National Bank	Rhode Island

Talbots (U.K.) Retailing Limited	Delaware

Talbots Charitable Foundation, Inc.	Delaware

Talbots (Canada), Inc.	Delaware

Talbots (Canada) Corporation	Nova Scotia, Canada